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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            ----------------------
                                 CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
               (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                     208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
               (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)
                            ---------------------

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidder)
                            ---------------------

                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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      This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996 (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      Item 3 is hereby amended to add the following:

      (b) On October 29, 1996, a request was made to the Company pursuant to the PBCL for the use of the Company's shareholder list and security position information as well as certain other information regarding the Company and its directors and officers for purposes of permitting Parent and Purchaser to communicate with the Company's shareholders relating to their interests as shareholders, including communicating with the Company's shareholders in order to solicit offers from such shareholders to tender their Shares in the Offer and to solicit proxies against the Company's proposed amendment to the Company Articles to "opt out" of the Pennsylvania Control Transaction Law.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4 is hereby amended to add the following:

      (a)-(b) On October 27, 1996, Parent, Purchaser, the Lenders and the Arrangers agreed to certain modifications to the terms of the Financing Commitment. The revised Summary of Terms and Conditions of the Financing Commitment is filed as an exhibit hereto.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      Item 5 is hereby amended to add the following:

      (b) On October 29, 1996, Parent sent a letter to Parent's and the Company's customers (the "Customer Letter") which described Parent's analysis of the perceived competitive benefits of the Offer and the Proposed Merger as compared with the Proposed CSX Transaction. In addition, Parent indicated in the Customer Letter its willingness to dispose of certain of the Company's railroad assets located in New York in order to foster continued competition.

      On October 30, 1996, Parent issued a press release summarizing the Customer Letter and the competitive analysis contained therein.


ITEM 10.  ADDITIONAL INFORMATION.

      Item 10 is hereby amended to add the following:

      (e) On October 28, 1996, defendants in the Pennsylvania Litigation (the Company, its directors and CSX, the "Defendants") filed a motion to dismiss the Pennsylvania Litigation alleging that the plaintiffs (Parent, Purchaser and a Company shareholder, the "Plaintiffs") failed to state a claim in the Complaint for which relief can be granted based upon, among other things, Defendants' allegations that shareholders are not permitted to sue directors directly for breach of fidicuiary duty under Pennsylvania law; and that, as a result of Parent's breach of its confidentiality agreement with the Company, the Plaintiffs' claims for equitable relief are barred. In addition, on October 28, 1996, Parent issued a press release relating to the foregoing motion to dismiss the Pennsylvania Litigation.

      On October 30, 1996, the Plaintiffs amended the Complaint. In addition to the allegations cited in the original Complaint, the amended Complaint alleges, among other things, that the provisions in the CSX Merger Agreement which prohibit the Company Board from redeeming, amending or otherwise taking further action with respect to the Rights Agreement, are ultra vires under Pennsylvania law and constitute a breach of the Company directors' fiduciary duties of loyalty and care; that the tender offer materials disseminated by the Company and CSX misrepresent key terms of the Rights Agreement necessary to an understanding of the effects of the Rights Agreement; that the provision of the CSX Merger Agreement which prohibit the Company Board from withdrawing their recommendation that the Company's shareholders accept and approve the Proposed CSX Transaction and from terminating the CSX Merger Agreement for a period of 180 days from execution of the CSX Merger Agreement is ultra vires under Pennsylvania law and constitutes a breach of the Company directors' fiduciary duties of loyalty and care; and that CSX has knowingly participated in the illegal conduct of the Company and its directors.

      In the amended Complaint, in addition to the relief sought pursuant to the original Complaint, the Plaintiffs seek declaratory relief and an order preliminarily and permanently enjoining the Defendants, their directors, officers, partners, employees, agents, subsidiaries and affiliates, and all other persons acting in concert with or on behalf of the Defendants directly or indirectly from: (a) taking any action to enforce the provisions in the CSX Merger Agreement regarding the Rights Agreement described in the immediately preceding paragraph; (b) failing to take such action as is necessary to postpone the occurrence of a Distribution Date under the Rights Agreement; and (c) taking any action to enforce the provisions of the CSX Merger Agreement regarding the 180-day lock-out restrictions described in the immediately preceding paragraph.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(11)  Press Release issued by Parent on October 28, 1996.

      (a)(12)  Customer Letter dated October 28, 1996.

      (a)(13)  Press Release issued by Parent on October 30, 1996.

      (b)(2) Revised Summary of Terms and Conditions of the Financing Commitment dated October 27, 1996.

      (g)(2) Amended Complaint filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated October 30, 1996, United States District Court for the Eastern District of Pennsylvania).


                                  SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1996

                                    NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        ---------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President - Law

                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        ---------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General
                                           Counsel



                                 EXHIBIT INDEX

Exhibit
Number                                                            Page
-------                                                           ----
(a)(11)     Press Release issued by Parent on October 28, 1996.

(a)(12)     Customer Letter dated October 28, 1996.

(a)(13)     Press Release issued by Parent on October 30, 1996.

(b)(2) Revised Summary of Terms and Conditions of the Financing Commitment dated October 27, 1996.

(g)(2) Amended Complaint filed by Parent, Purchaser, and Kathryn B. McQuade against the Company, CSX et. al. (dated October 30, 1996, United States District Court for the Eastern District of Pennsylvania).